EXHIBIT 99.1

DANAOS CORPORATION

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report.

Results of Operations

Three months ended March 31, 2023 compared to three months ended March 31, 2022

During the three months ended March 31, 2023, Danaos had an average of 68.3 containerships compared to 71.0 containerships during the three months ended March 31, 2022. Our fleet utilization for the three months ended March 31, 2023 was 96.8% compared to 97.4% for the three months ended March 31, 2022.

Operating Revenues

Operating revenues increased by 6.0%, or $13.7 million, to $243.6 million in the three months ended March 31, 2023 from $229.9 million in the three months ended March 31, 2022.

Operating revenues for the three months ended March 31, 2023 reflected:

•       a $30.4 million increase in revenues in the three months ended March 31, 2023 compared to the three months ended March 31, 2022 mainly as a result of higher charter rates;

•       a $3.3 million decrease in revenues in the three months ended March 31, 2023 compared to the three months ended March 31, 2022 due to vessel disposals;

•       a $3.3 million decrease in revenues in the three months ended March 31, 2023 compared to the three months ended March 31, 2022 due to lower non-cash revenue recognition in accordance with US GAAP; and

•       a $10.1 million decrease in revenues in the three months ended March 31, 2023 compared to the three months ended March 31, 2022 due to decreased amortization of assumed time charters.

Voyage Expenses

Voyage expenses increased by $0.7 million to $7.9 million in the three months ended March 31, 2023 from $7.2 million in the three months ended March 31, 2022 primarily as a result of the increase in commissions due to the increase in revenue per vessel, which was partially offset by a decrease in the average number of vessels in our fleet.

Vessel Operating Expenses

Vessel operating expenses increased by $1.4 million to $40.6 million in the three months ended March 31, 2023 from $39.2 million in the three months ended March 31, 2022, primarily as a result of an increase in the average daily operating cost for vessels on time charter to $6,807 per vessel per day for the three months ended March 31, 2023 compared to $6,307 per vessel per day for the three months ended March 31, 2022, which was partially offset by a decrease in the average number of vessels in our fleet. The average daily operating cost increased mainly due to increased repair and maintenance and crew expenses. Management believes that our daily operating costs remain among the most competitive in the industry.

Depreciation

Depreciation expense decreased by 5.4%, or $1.8 million, to $31.5 million in the three months ended March 31, 2023 from $33.3 million in the three months ended March 31, 2022 due to our recent sale of three vessels.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by $1.1 million to $3.8 million in the three months ended March 31, 2023 from $2.7 million in the three months ended March 31, 2022.

General and Administrative Expenses

General and administrative expenses decreased by $0.6 million to $6.8 million in the three months ended March 31, 2023, from $7.4 million in the three months ended March 31, 2022. The decrease was primarily attributable to decreased management fees due to the recent sale of three vessels and decreased stock-based compensation expenses.

Gain on Sale of Vessels

In January 2023, we completed the sale of the Amalia C for net proceeds of $4.9 million resulting in a gain of $1.6 million.

Interest Expense and Interest Income

Interest expense decreased by 60.8%, or $10.4 million, to $6.7 million in the three months ended March 31, 2023 from $17.1 million in the three months ended March 31, 2022. The decrease in interest expense is a result of:

•      a $5.7 million decrease in interest expense due to a decrease in our average indebtedness by $849.0 million between the two periods. Average indebtedness was $507.7 million in the three months ended March 31, 2023, compared to average indebtedness of $1,356.7 million in the three months ended March 31, 2022. This decrease was partially offset by an increase in our debt service cost by approximately 3.0%;

•      a $3.4 million decrease in interest expense due to capitalized interest on our vessels under construction in the three months ended March 31, 2023 compared to none in the three months ended March 31, 2022;

•      a $2.7 million decrease in the amortization of deferred finance costs and debt discount related to our refinancing; and

•      a $1.4 million reduction of accumulated accrued interest that had been accrued in 2018 in relation to two of our credit facilities that were fully repaid in May 2022.

As of March 31, 2023, outstanding debt, gross of deferred finance costs, was $431.1 million, which included $262.8 million aggregate principal amount of our Senior Notes, and our leaseback obligations of $66.3 million. These balances compare to debt of $1,118.6 million and a leaseback obligations of $210.2 million as of March 31, 2022. See “Liquidity and Capital Resources”.

Interest income increased by $2.7 million to $2.7 million in the three months ended March 31, 2023 compared to nil in the three months ended March 31, 2022 mainly as a result of increased interest income earned on time deposits in the three months ended March 31, 2023.

Gain on Investments

The change in fair value of our shareholding interest in ZIM of $99.5 million was recognized in the three months ended March 31, 2022 as gain on investments compared to none in the three months ended March 31, 2023. In April and September 2022, we sold all of our remaining ordinary shares of ZIM for net proceeds of $246.6 million.

Dividend Income

Dividend income of $122.2 million was recognized on ZIM ordinary shares in the three months ended March 31, 2022 compared to none in the three months ended March 31, 2023.

Equity Loss on Investments

Equity loss on investments amounting to $2.6 million in the three months ended March 31, 2023 relates to our share of initial expenses of a newly established company, Carbon Termination Technologies Corporation (“CTTC”), currently engaged in the research and development of decarbonization technologies for the shipping industry.

Other Finance Expenses

Other finance expenses increased by $0.4 million to $1.0 million in the three months ended March 31, 2023 compared to $0.6 million in the three months ended March 31, 2022 mainly due to an increase in commitment fees for our revolving credit facility.

Loss on Derivatives

Amortization of deferred realized losses on interest rate swaps remained stable at $0.9 million in each of the three months ended March 31, 2023 and March 31, 2022.

Other Income/(expenses), net

Other income, net was $0.2 million in the three months ended March 31, 2023 compared to other income, net of $0.5 million in the three months ended March 31, 2022.

Income Taxes

Income taxes of $12.2 million in the three months ended March 31, 2022, related to the taxes withheld on dividend income earned on ZIM ordinary shares and compared to no income tax in the three months ended March 31, 2023.

Liquidity and Capital Resources

Our principal source of funds has been operating cash flows, vessel sales, and long-term bank borrowings, as well as equity provided by our stockholders from our initial public offering in October 2006; common stock sales in August 2010 and the fourth quarter of 2019, the capital contribution of Danaos Investment Limited as Trustee of the 883 Trust (“DIL”) on August 10, 2018 and dividends and sales proceeds from our divested investment in ZIM ordinary shares in 2022. In February 2021, we sold $300 million of 8.500% senior unsecured notes due 2028 (the “Senior Notes”). In December 2022, we repurchased $37.2 million aggregate principal amount of our Senior Notes in a privately negotiated transaction. We may also at any time and from time to time, seek to retire or purchase our outstanding debt securities through cash purchases, in open-market purchases, privately negotiated transactions or otherwise. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements and repayment of debt.

Our short-term liquidity needs primarily relate to the funding of our vessel operating expenses, drydocking costs, installment payments for our eight contracted newbuildings, debt interest payments, servicing our debt obligations, payment of dividends and repurchase of our common stock. Our long-term liquidity needs primarily relate to installment payments for our eight contracted newbuildings and any additional vessel acquisitions in the containership sector and debt repayment. We anticipate that our primary sources of funds will be cash from operations and equity or debt financings. We currently expect that the sources of funds available to us will be sufficient to meet our short-term liquidity (for the next 12 months after the issuance of the condensed consolidated financial statements) and long-term liquidity requirements.

Under our existing multi-year charters as of March 31, 2023, we had $2.0 billion of total contracted cash revenues, or $612.0 million for the remainder of 2023, $625.5 million for 2024 and thereafter $0.7 billion. Although these contracted cash revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers to meet their obligations under these charters. In May 2022, we received a $238.9 million charter hire prepayment related to charter contracts for 15 of our vessels, representing partial prepayment of charter hire payable during the period from May 2022 through January 2027. This prepayment is recorded as unearned revenue on our balance sheet and recognized as revenue in our income statement over the term of the applicable charters.

As of March 31, 2023, we had cash and cash equivalents of $359.6 million. As of March 31, 2023, we had $371.25 million of remaining borrowing availability under a reducing revolving credit facility, the availability under which reduces on a quarterly basis. As of March 31, 2023, we had $497.4 million of outstanding indebtedness (gross of deferred finance costs), including $262.8 million relating to our Senior Notes and including $66.3 million of outstanding leaseback obligations (gross of deferred finance costs) with respect to two of our vessels. As of March 31, 2023, we were obligated to make quarterly fixed amortization payments, totaling $27.5 million to March 31, 2024, related to the long-term bank debt. In January 2023, we gave an early termination notice to Oriental Fleet with respect to our leaseback obligations and on May 12, 2023, we fully repaid our $66.3 million leaseback obligations outstanding as of March 31, 2023. We are also obligated to make certain payments to our Manager, Danaos Shipping, under our management agreement which has a term through December 31, 2024.

In June 2022, we drew down $130.0 million under a new senior secured term loan facility from BNP Paribas and Credit Agricole, which is secured by six 5,466 TEU sister vessels acquired in 2021. This facility is repayable in 8 quarterly instalments of $5.0 million, followed by 12 quarterly instalments of $1.9 million together with a balloon payment of $67.2 million payable over five-year term. In December 2022, we early extinguished the remaining $437.75 million of the Citibank/Natwest $815 mil. Facility and replaced it with the $382.5 mil. Revolving Credit Facility with Citibank, out of which nil is drawn down as of March 31, 2023 and with the Alpha Bank $55.25 mil. Facility, which was drawn down in full and $53.4 million is outstanding as of March 31, 2023. The Citibank $382.5 mil. Revolving Credit Facility is reducing and repayable over 5 years in 20 quarterly reductions of $11.25 million each together with a final reduction of $157.5 million at maturity in December 2027. We pay a commitment fee at a rate of 0.8% on the undrawn amount of this facility. The Alpha Bank $55.25 mil. Facility is repayable over 5 years with 20 consecutive quarterly instalments of $1.875 million each, together with a balloon payment of $17.75 million at maturity in December 2027.

On March 11, 2022, we entered into contracts for the construction of two 7,100 TEU container vessels for an aggregate purchase price of $156.0 million, out of which $39.0 million was advanced in 2022, $31.2 million is expected to be paid until December 31, 2023 and $85.8 million in 2024. On April 1, 2022, as amended on April 21, 2022, we entered into contracts for the construction of four 8,000 TEU container vessels for an aggregate purchase price of $372.7 million, out of which $145.9 million was advanced in 2022 and $226.8 million is expected to be paid at vessels delivery in 2024. Additionally, a supervision fee of $725 thousand per newbuilding vessel will be payable to Danaos Shipping Company Limited over the construction period starting from steel cutting. Interest expense amounting to $5.0 million and $3.5 million was capitalized to the vessels under construction in the year ended December 31, 2022 and in the three months ended March 31, 2023, respectively. On April 28, 2023, we entered into contracts for the construction of two 6,000 TEU container vessels. The vessels are expected to be delivered in the fourth quarter of 2024 and second quarter of 2025, respectively.

On May 15, 2023, we declared a dividend of $0.75 per share of common stock payable on June 7, 2023 to holders of record on May 26, 2023. We intend to pay a regular quarterly dividend on our common stock, which will have an impact on our liquidity. Payments of dividends are subject to the discretion of our board of directors, provisions of Marshall Islands law affecting the payment of distributions to stockholders and the terms of our credit facilities, which permit the payment of dividends so long as there has been no event of default thereunder nor would occur as a result of such dividend payment, finance leases and Senior Notes, which include limitations on the amount of dividends and other restricted payments that we may make, and will be subject to conditions in the container shipping industry, our financial performance and us having sufficient available excess cash and distributable reserves.

In June 2022, we announced a share repurchase program of up to $100 million of our common stock. We had repurchased 466,955 shares of our common stock in the open market for $28.6 million as of December 31, 2022. In the three months ended March 31, 2023, we repurchased an additional 40,500 shares for $2.2 million, out of which 29,700 shares valued at $1.6 million remained unsettled as of March 31, 2023. Subsequent to March 31, 2023, we repurchased 176,434 shares of our common stock in the open market for $9.8 million. All purchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act. Under the share repurchase program, shares of our common stock may be purchased in open market or privately negotiated transactions, at times and prices that are considered to be appropriate by the Company, and the program may be suspended or discontinued at any time.

ZIM Equity Securities

On January 27, 2021, ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares. Following this offering the Company owned 10,186,950 ordinary shares of ZIM. These shares were recorded at a book value of $75 thousands as of December 31, 2020. In 2021, we sold 3,000,000 ZIM ordinary shares resulting in net proceeds to us of $120.7 million. In April 2022, we sold 1,500,000 ZIM ordinary shares resulting in net proceeds to us of $85.3 million and we sold our remaining shareholding interest in ZIM of 5,686,950 ordinary shares for $161.3 million in September 2022. For the year ended December 31, 2022 we recognized a $176.4 million loss on these shares. Additionally we recognized dividend income on these shares amounting to $165.4 million gross of withholding taxes of $18.3 million in the year ended December 31, 2022. See Note 6, “Other Current and Non-current Assets” to our condensed consolidated financial statements included in this report.

Investments in Affiliates

In March 2023, we invested $4.3 million in the common shares of a newly established company Carbon Termination Technologies Corporation (“CTTC”), incorporated in the Republic of the Marshall Islands, which represents a 49% ownership interest. CTTC currently engages in research and development of decarbonization technologies for the shipping industry. We use equity method of accounting for this investment. Our share of CTTC’s initial expenses amounted to $2.6 million and is presented under “Equity loss on investments” in the condensed consolidated statement of income in the three months ended March 31, 2023.

Impact of COVID-19 on our Business

The spread of the COVID-19 virus, which was declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets. The duration and full effects of this global health emergency and related disruptions are uncertain. The pandemic had severe impacts on the global economic activity. These trends may continue for the near future as, while the availability of effective vaccines has led to a developing economic recovery in parts of the world, the success and timing of COVID-19 containment strategies are uncertain, including due to the emergence of new variants, and negative impacts are expected to reverberate beyond the duration of the pandemic itself.

However, the container shipping industry, in contrast with other sectors, reversed many of the negative impacts suffered in the first half of 2020 and experienced historic high levels of demand until the second half of 2022, since which time demand and rates have declined as supply chain constraints eased and demand for containerized cargoes declined, but currently remain at relatively healthy prepandemic levels.

In particular as it pertains to our business, the COVID-19 pandemic initially negatively affected global demand for the seaborne transportation of containerized cargoes. Global seaborne container trade declined in 2020, with an estimated impact of around 1% in TEU terms. Liner companies initially responded to these circumstances by reducing service and cutting sailings, which increased idle containership fleet capacity in the first half of 2020 to a peak of 12%. As a result, container freight rates were volatile and containership charter market rates declined significantly in the first half of 2020. However, the ability of the liner companies to consistently manage capacity addressed the drop in volumes at the onset of the pandemic, which alleviated pressure on our customers’ cash flows, many of whom have since reported strong profitability, and stabilized and increased freight rates. The second half of 2020 through the first half of 2022 saw robust demand for seaborne transportation of containerized cargo, with freight volumes and freight rates rebounding sharply. The growth of e-commerce, together with the temporary grounding of aircraft resulting from travel restrictions which have now generally been lifted, shifted significant shipping volume to seaborne containers. The resulting demand for containerships resulted in negligible vessel capacity available in certain size segments during this period, increasing charter rates for all segments and enabled us to recharter many of our smaller vessels which had charters expiring during 2021 and 2022 at higher rates. Many liner operators and containership owners reported improved results in the second half of 2020, in 2021 and the first half of 2022, due in part to improving container shipping industry market conditions. Our operating revenues increased to $993.3 million in the year ended December 31, 2022 compared to $689.5 million in the year ended December 31, 2021 and to $243.6 million in the three months period ended March 31, 2023 compared to $229.9 million in the three months ended March 31, 2022. In the second half of 2022 and the first quarter of 2023, containership demand and rates have declined from the recent historic highs, as supply chain constraints eased and demand for containerized cargoes declined, but currently remain at relatively healthy prepandemic levels.

COVID-19 related travel restrictions imposed on a global level also caused disruptions in scheduled crew changes on our vessels, caused an increase in remuneration of our crew on the vessels and delays in carrying out of certain hull repairs and maintenance in 2020, which disruptions could continue to affect our operations. During the first quarter of 2020, we experienced delays in Chinese shipyards related to the scheduled installations of the scrubbers on certain of our vessels and delays in carrying out dry-docking repairs, which resulted in incremental 188 off-hire days of our vessels ultimately leading to decreased operating revenue by approximately $3.2 million compared to our expectations. The average daily operating cost per vessel per day for vessels on time charter for the year ended December 31, 2022 increased to $6,339 compared to $5,986 per vessel per day for the year ended December 31, 2021, mainly due to the COVID-19 and Ukraine war related increase in crew remuneration and increased insurance premiums in the year ended December 31, 2022. The average daily operating cost per vessel per day for vessels on time charter for the three months ended March 31, 2023 increased to $6,807 compared to $6,307 per vessel per day for the three months ended March 31, 2022.

The Zero COVID-19 policy in China was until recently strictly applied and if reimposed could again negatively affect our business. We may continue to experience delays in Chinese shipyards where we are building four of our contracted newbuilding container vessels as well as increased expenses and decreased operating revenue due to the delays in carrying out of dry-docking and repairs of our vessels. Until recently prevailing low interest rates, in part due to actions taken by central banks to stimulate economic activity in the face of the pandemic, has also reduced our interest expense, while lower fuel prices during 2020, which is a substantial expense borne by our customers, helped to bolster their financial position. Recently, fuel costs for our charterers have increased significantly along with the price of oil, and prevailing interest rates have significantly increased and are expected to increase further as central banks have sought to counter inflation.

The COVID-19 pandemic continues to unfold and may negatively affect our business, financial performance and results of our operations in the future, as it did in the first half of 2020. The extent of any such effects depends on factors beyond our control and cannot be predicted with certainty. Any prolonged slowdown in the global economy, or the effects of containment strategies such as recent lockdowns imposed in China, may again negatively impact worldwide demand for products transported by containerships, adversely affect the liquidity and financial position of our charterers and may decrease rechartering hire rates for our vessels, as could any decrease in demand for consumer products and other containerized cargo as the pandemic abates or otherwise, as has been the case recently as supply chain constraints ease and inflation and declining GDP growth, the uncertainties created by the war in Ukraine and energy supply concerns, have reduced demand for containerships. This could result in reductions in our revenue and the market value of our vessels, which could materially adversely affect our business and results of operations, as well as our ability to service or refinance our debt and comply with financial covenants of our credit facilities.

Impact of the war in Ukraine on our Business

As disclosed in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 9, 2023, the current conflict between Russia and Ukraine, and related sanctions imposed by the U.S., EU and others, adversely affect the crewing operations of our Manager, which has crewing offices in St. Petersburg, Odessa and Marioupol (damaged by the war), and trade patterns involving ports in the Black Sea or Russia, and as well as impacting world energy supply and creating uncertainties in the global economy, which in turn impact containership demand. The extent of the impact will depend largely on future developments.

Cash Flows

	Three Months	Three Months
	ended	ended
	March 31, 2023	March 31, 2022

	(In thousands)
Net cash provided by operating activities	$127,594	$119,464
Net cash provided by/(used in) investing activities	$(6,085)	$10,957
Net cash used in financing activities	$(29,597)	$(61,513)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities increased by $8.1 million, to $127.6 million provided by operating activities in the three months ended March 31, 2023 compared to $119.5 million provided by operating activities in the three months ended March 31, 2022. The increase was the result mainly of (i) a $30.4 million increase in operating revenues due to higher charter rates, (ii) a $10.2 million decrease in net finance cost and (iii) a $3.4 million change in working capital, which were partially offset by (i) $21.0 million of revenue recognition related to pre-collected revenue from a charterer in May 2022, (ii) a $8.4 million increase in operating expenses, (iii) a $3.3 million decrease in operating revenues due to a net decrease in the average number of vessels in our fleet, (iv) a $2.7 million decrease in collection of dividends from ZIM and (v) a $0.5 million increase in dry-docking expenses in the three months ended March 31, 2023 compared to the three months ended March 31, 2022.

Net Cash Provided by/(Used in) Investing Activities

Net cash flows provided by/(used in) investing activities decreased by $17.0 million, to $6.1 million used in investing activities in the three months ended March 31, 2023 compared to $10.9 million provided by investing activities in the three months ended March 31, 2022. The decrease was mainly due to (i) a $9.1 million decrease in proceeds received from sale of vessels, (ii) a $3.6 million increase in advance payments for vessels under construction and payments for vessel additions and (iii) a $4.3 million payment for investments in affiliates in the three months ended March 31, 2023 compared to none in the three months ended March 31, 2022.

Net Cash Used in Financing Activities

Net cash flows used in financing activities decreased by $31.9 million, to $29.6 million used in financing activities in the three months ended March 31, 2023 compared to $61.5 million used in financing activities in the three months ended March 31, 2022 mainly due to (i) a $27.1 million decrease in payments of long-term debt and leaseback obligations, (ii) a $3.7 million decrease in finance costs, (iii) a $1.4 million decrease in payments of accumulated accrued interest and (iv) a $0.3 million decrease in dividend payments on our common stock, which were partially offset by a $0.6 million repurchase of common stock in the three months ended March 31, 2023 compared to no repurchase in the three months ended March 31, 2022.

Non-GAAP Financial Measures

We report our financial results in accordance with U.S. generally accepted accounting principles (GAAP). Management believes, however, that certain non-GAAP financial measures used in managing the business may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance. See the table below for supplemental financial data and corresponding reconciliation to GAAP financial measures. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest income and expense, taxes, depreciation, as well as amortization of deferred drydocking & special survey costs, amortization of assumed time charters, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs, debt discount and commitment fees. Adjusted EBITDA represents net income before interest income and expense, taxes other than withholding taxes on dividends received, depreciation, amortization of deferred drydocking & special survey costs, amortization of assumed time charters, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs, debt discount and commitment fees, gain on investments, gain on sale of vessels and stock-based compensation. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA/Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA/Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Because of these limitations, EBITDA/Adjusted EBITDA should not be considered as principal indicators of our performance.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Three Months	Three Months
	ended	ended
	March 31, 2023	March 31, 2022

	(In thousands)
Net income	$146,201	$331,465
Depreciation and amortization of right-of-use assets	31,529	33,359
Amortization of deferred drydocking & special survey costs	3,835	2,720
Amortization of assumed time charters	(6,536)	(16,651)
Amortization of deferred realized losses of cash flow interest rate swaps	893	893
Amortization of finance costs, debt discount and commitment fees	1,451	3,371
Interest income	(2,723)	(1)
Interest expense	6,029	13,743
Income taxes	-	12,218
EBITDA	180,679	381,117
Gain on investments and dividend withholding taxes	-	(111,757)
Gain on sale of vessels	(1,639)	-
Stock based compensation	-	124
Adjusted EBITDA	$179,040	$269,484

EBITDA decreased by $200.4 million, to $180.7 million in the three months ended March 31, 2023 from $381.1 million in the three months ended March 31, 2022. This decrease was mainly attributed to (i) a $99.5 million change in fair value of investment in ZIM and (ii) $122.2 million dividends from ZIM (gross of withholding taxes) recognized in the three months ended March 31, 2022, (iii) a $2.6 million equity loss on investments in the three months ended March 31, 2023 and (iv) a $1.5 million increase in total operating expenses, which were partially offset by (i) a $23.8 million increase in operating revenues (excluding $10.1 million decrease in amortization of assumed time charters), and (ii) a $1.6 million gain on sale of vessel in the three months ended March 31, 2023 compared to no such gain in the three months ended March 31, 2022.

Adjusted EBITDA decreased by $90.5 million, to $179.0 million in the three months ended March 31, 2023 from $269.5 million in the three months ended March 31, 2022. This decrease was mainly attributed to (i) a recognition of a $110.0 million dividend from ZIM (net of withholding taxes) in the three months ended March 31, 2022 compared to none in the three months ended March 31, 2023, (ii) a $1.7 million increase in total operating expenses and (iii) a $2.6 million equity loss on investments in the three months ended March 31, 2023, which were partially offset by a $23.8 million increase in operating revenues (excluding $10.1 million decrease in amortization of assumed time charters). Adjusted EBITDA for the three months ended March 31, 2023 is adjusted for a $1.6 million gain on sale of vessel.

Credit Facilities

We, as borrower or guarantor, and certain of our subsidiaries, as borrowers or guarantors, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. Our existing credit facilities are secured by, among other things, our vessels (as described below). The following summarizes certain terms of our credit facilities and our Senior Notes:

Credit Facility	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
BNP Paribas/Credit Agricole $130.0 mil. Facility	$115.00	The Wide Alpha, the Stephanie C, the Maersk Euphrates, the Wide Hotel, the Wide India and the Wide Juliet
Alpha Bank $55.25 mil. Facility	$53.4	The Bremen and the Kota Santos
Citibank $382.5 mil. Revolving Credit Facility	$-	The Express Berlin, the Express Rome, the Express Athens, the Hyundai Smart, the Hyundai Speed, the Hyundai Ambition, the Pusan C, the Le Havre, the Europe, the America, the CMA CGM Musset, the Racine (ex CMA CGM Racine), the CMA CGM Rabelais, the CMA CGM Nerval, the YM Maturity and the YM Mandate
Senior Notes	$262.8	None

(1)   As of March 31, 2023.

As of March 31, 2023, there was $371.25 million of remaining borrowing availability under our Citibank $382.5 mil. Revolving Credit Facility. As of March 31, 2023, we also had $66.3 million of outstanding leaseback obligations related to two of our vessels, which was fully repaid on May 12, 2023. As of March 31, 2023, 42 of our vessels were unencumbered. For additional information regarding the credit facilities and related repayment schedule, please refer to Note 4 “Fixed Assets, net & Advances for Vessels under Construction” and Note 8 “Long-term Debt, net” in the unaudited condensed consolidated financial statements included in this report.

Senior Notes

On February 11, 2021, we consummated an offering of $300 million aggregate principal amount of 8.500% Senior Notes due 2028 of Danaos Corporation, which we refer to as the Senior Notes. The Senior Notes are general senior unsecured obligations of Danaos Corporation.

The Senior Notes were issued pursuant to an Indenture, dated as of February 11, 2021, between the Company and Citibank, N.A., London Branch, as trustee, paying agent, registrar and transfer agent. The Senior Notes bear interest at a rate of 8.500% per year, payable in cash on March 1 and September 1 of each year, commencing September 1, 2021. The Senior Notes will mature on March 1, 2028.

In December 2022, we repurchased $37.2 million aggregate principal amount of our Senior Notes in a privately negotiated transaction. For additional details regarding the Senior Notes please refer to Note 8, “Long-term Debt, net” in the unaudited condensed consolidated financial statements included elsewhere in this report and “Item 5. Operating and Financial Review and Prospects –Senior Notes” in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 9, 2023.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Swaps

In the past, we entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we paid in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. All of these interest rate swap agreements have expired and we do not currently have any outstanding interest rate swap agreements. Refer to Note 9, “Financial Instruments”, to our unaudited condensed consolidated financial statements included in this report.

Foreign Currency Exchange Risk

We did not enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions during the three months ended March 31, 2023 and 2022.

Impact of Inflation and Interest Rates Risk on our Business

We continue to see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, driving up energy and commodity prices, which continue to affect our operating expenses. Interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for our business.

Capitalization and Indebtedness

The table below sets forth our consolidated capitalization as of March 31, 2023.

•   on an actual basis; and

•   on an as adjusted basis to reflect, in the period from April 1, 2023 to May 12, 2023, the $66.3 million full repayment of our leasing obligations and the $9.8 million repurchase of 176,434 shares of our common stock.

Other than these adjustments, there have been no other material changes to our capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments as adjusted in the table below between April 1, 2023 and May 12, 2023.

	As of March 31, 2023
	Actual	As adjusted

	(US Dollars in thousands)
Debt:
Senior unsecured notes	$262,766	$262,766
BNP Paribas/Credit Agricole $130 mil. Facility	115,000	115,000
Alpha Bank $55.25 mil. Facility	53,375	53,375
Citibank $382.5 mil. Revolving Credit Facility	-	-
Leasing obligations	66,296	-
Total debt (1)(2)	$497,437	$431,141
Stockholders’ equity:
Preferred stock, par value $0.01 per share; 100,000,000 preferred shares authorized and none issued; actual and as adjusted	-	-
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 25,155,938 shares issued and 20,309,212 shares outstanding actual and 20,132,778 shares outstanding as adjusted	203	201
Additional paid-in capital	745,914	736,120
Accumulated other comprehensive loss	(73,130)	(73,130)
Retained earnings (3)	2,017,250	2,017,250
Total stockholders’ equity	2,690,237	2,680,441
Total capitalization	$3,187,674	$3,111,582

(1)	All of the indebtedness reflected in the table, other than Danaos Corporation’s unsecured senior notes due 2028 ($262.8 million on an actual basis), is secured and is guaranteed by Danaos Corporation, in the case of leasing obligations of our subsidiaries ($66.3 million on an actual basis) and indebtedness of our subsidiaries ($53.4 million on an actual basis), or by our subsidiaries, in the case of indebtedness of Danaos Corporation ($115.0 million on an actual basis). See Note 4 “Fixed Assets, net and Advances for Vessels under Construction” and Note 8 “Long-Term Debt, net” to our unaudited condensed consolidated financial statements included elsewhere in this report.
(2)	Total debt is presented gross of deferred finance costs, which amount to $8.3 million.
(3)	Does not reflect dividend of $0.75 per share of common stock declared by the Company payable on June 7, 2023 to holders of record as of May 26, 2023.

Our Fleet

The following table describes in detail our fleet deployment profile as of May 12, 2023:

Vessel Details			Charter Arrangements
Vessel Name	Year Built	Size (TEU)	Expiration of Charter (1)	Charterer	Contracted Employment through (2)	Charter Rate (3)		Extension Options (4)
								Period	Charter Rate
Hyundai Ambition	2012	13,100	June 2024	HMM	June 2024	$64,918		+ 3 years	$60,418
Hyundai Speed	2012	13,100	June 2024	HMM	June 2024	$64,918		+ 3 years	$60,418
Hyundai Smart	2012	13,100	May 2024	HMM	May 2024	$64,918		+ 3 years	$60,418
Hyundai Respect	2012	13,100	March 2024	HMM	March 2024	$64,918		+ 3 years	$60,418
Hyundai Honour	2012	13,100	February 2024	HMM	February 2024	$64,918		+ 3 years	$60,418
Express Rome	2011	10,100	May 2024	Hapag Lloyd	July 2023 May 2024	$29,000 $30,000		+ 4 months	$30,000
Express Berlin	2011	10,100	August 2026	Yang Ming Confidential (7)	August 2023 August 2026	$27,750 $33,000		+ 4 months	$33,000
Express Athens	2011	10,100	May 2024	Hapag Lloyd	July 2023 May 2024	$29,000 $30,000		+ 4 months	$30,000
Le Havre	2006	9,580	June 2028	MSC	August 2023	$23,000
				Confidential (7)	June 2028	$58,500		+ 4 months	$58,500
Pusan C	2006	9,580	May 2028	MSC	July 2023	$23,000
				Confidential (7)	May 2028	$58,500		+ 4 months	$58,500
Bremen	2009	9,012	January 2028	Confidential (7)	January 2028	$56,000		+ 4 months	$56,000
C Hamburg	2009	9,012	January 2028	Confidential (7)	January 2028	$56,000		+ 4 months	$56,000
Niledutch Lion	2008	8,626	May 2026	Niledutch	May 2026	$47,500		+ 4 months	$47,500
Belita	2006	8,533	July 2026	CMA CGM	July 2026	$45,000		+ 6 months	$45,000
Kota Manzanillo	2005	8,533	February 2026	PIL	February 2026	$47,500		+ 4 months	$47,500
CMA CGM Melisande	2012	8,530	June 2024	CMA CGM	December 2023	$43,000
					June 2024	at market	(5)	+ 6 months	at market	(5)
CMA CGM Attila	2011	8,530	October 2023	CMA CGM	May 2023	$43,000
					October 2023	at market	(5)	+ 6 months	at market	(5)
CMA CGM Tancredi	2011	8,530	November 2023	CMA CGM	May 2023	$43,000
					November 2023	at market	(5)	+ 6 months	at market	(5)
CMA CGM Bianca	2011	8,530	January 2024	CMA CGM	July 2023	$43,000
					January 2024	at market	(5)	+ 6 months	at market	(5)
CMA CGM Samson	2011	8,530	March 2024	CMA CGM	September 2023	$43,000
					March 2024	at market	(5)	+ 6 months	at market	(5)
America	2004	8,468	April 2028	MSC	June 2023	$22,000
				Confidential (7)	April 2028	$56,000		+ 4 months	$56,000
Europe	2004	8,468	May 2028	MSC	July 2023	$22,000
				Confidential (7)	May 2028	$56,000		+ 4 months	$56,000
Kota Santos (ex Phoebe)	2005	8,463	August 2026	PIL	August 2023	$60,000
					August 2025	$55,000
					August 2026	$50,000		+ 4 months	$55,000
CMA CGM Moliere	2009	6,500	March 2027	Confidential (7)	March 2027	$55,000		+ 2 months	$55,000
CMA CGM Musset	2010	6,500	September 2025	Confidential (7)	September 2025	$60,000		+ 23 to 25 months	$55,000
CMA CGM Nerval	2010	6,500	November 2025	Confidential (7)	November 2025	$40,000		+ 23 to 25 months	$30,000
CMA CGM Rabelais	2010	6,500	January 2026	Confidential (7)	January 2026	$40,000		+ 23 to 25 months	$30,000
Racine (ex CMA CGM Racine)	2010	6,500	February 2024	Confidential (7)	February 2024	$30,000		+ 2 months	$30,000
YM Mandate	2010	6,500	January 2028	Yang Ming	January 2028	$26,890	(6)	+ 8 months	$26,890
YM Maturity	2010	6,500	April 2028	Yang Ming	April 2028	$26,890	(6)	+ 8 months	$26,890
Dimitra C	2002	6,402	January 2024	Hapag Lloyd	January 2024	$21,500		+ 3 months	$21,500
Zim Savannah	2002	6,402	May 2024	ZIM	May 2024	$36,000		+ 6 months	$36,000
Kota Lima	2002	5,544	November 2024	PIL	November 2024	$39,999		+ 4 months	$39,999
								+ 10 to 14 months	$27,500
								+ 10 to 12 months	$24,000
Suez Canal	2002	5,610	February 2024	Confidential (7)	February 2024	$25,500		+ 1 month	$25,500
Wide Alpha	2014	5,466	March 2024	ONE	March 2024	$18,500		+ 3 months	$18,500
Stephanie C	2014	5,466	June 2025	Confidential (7)	June 2025	$55,500		+ 4 months	$55,500
Maersk Euphrates	2014	5,466	April 2024	Maersk	April 2024	$17,500		+ 4 months	$17,500
Wide Hotel	2015	5,466	May 2024	ONE	May 2024	$18,500		+ 3 months	$18,500
Wide India	2015	5,466	November 2025	Confidential (7)	November 2025	$53,500		+4 months	$53,500
Wide Juliet	2015	5,466	October 2025	ONE Confidential (7)	October 2023 October 2025	$19,950 $24,750		+4 months	$24,750
Rio Grande	2008	4,253	November 2024	OOCL	December 2023	$50,000
					November 2024	$17,000		+ 2 months	$45,000

Vessel Details			Charter Arrangements
Vessel Name	Year Built	Size (TEU)	Expiration of Charter (1)	Charterer	Contracted Employment through (2)	Charter Rate (3)	Extension Options (4)
							Period	Charter Rate
Paolo (ex ZIM Sao Paolo)	2008	4,253	July 2023	Confidential (7)	July 2023	$20,000	+ 1 month	$20,000
ZIM Kingston	2008	4,253	June 2025	ZIM Confidential (7)	June 2023 June 2025	$25,500 $23,900	+ 2 months	$23,900
ZIM Monaco	2009	4,253	October 2024	Confidential (7)	October 2024	$53,000	+ 6 months	$53,000
Dalian	2009	4,253	March 2026	Confidential (7)	March 2026	$48,000	+ 3 months	$48,000
ZIM Luanda	2009	4,253	August 2025	ZIM	August 2025	$30,000	+ 4 months	$30,000
Seattle C	2007	4,253	October 2024	OOCL	November 2023	$50,000
					October 2024	$17,000	+ 2 months	$45,000
Vancouver	2007	4,253	November 2024	OOCL	December 2023	$50,000
					November 2024	$17,000	+ 2 months	$45,000
Derby D	2004	4,253	January 2027	CMA CGM	January 2027	$36,275	+ 3 months	$36,275
Tongala	2004	4,253	November 2024	ZIM	May 2023	$30,750
				Confidential (7)	November 2024	$53,000	+ 6 months	$53,000
Dimitris C	2001	3,430	November 2025	CMA CGM	November 2025	$40,000	+ 4 months	$40,000
Express Argentina	2010	3,400	May 2023	Maersk	May 2023	$26,500	+ 4 months	$26,500
Express Brazil	2010	3,400	June 2025	CMA CGM	June 2025	$37,750	+ 2 months	$37,750
Express France	2010	3,400	September 2025	CMA CGM	September 2025	$37,750	+ 2 months	$37,750
Express Spain	2011	3,400	January 2025	Cosco	January 2025	$40,000	+ 2 months	$40,000
Express Black Sea	2011	3,400	January 2025	Cosco	January 2025	$40,000	+ 2 months	$40,000
Singapore	2004	3,314	May 2024	OOCL	November 2023	$38,450
					May 2024	$21,000	+ 6 months	$37,000
Colombo	2004	3,314	January 2025	Cosco	January 2025	$40,000	+ 2 months	$40,000
Zebra	2001	2,602	November 2024	Maersk	November 2024	$32,000	+ 4 months	$32,000
Artotina	2001	2,524	May 2025	Confidential (7)	May 2025	$28,000	+2 months	$28,000
Phoenix D	1997	2,200	March 2025	Maersk	March 2025	$28,000	+ 6 months	$28,000
Stride	1997	2,200	January 2025	Cosco	January 2025	$26,250	+ 2 months	$26,250
Sprinter	1997	2,200	December 2024	Cosco	December 2024	$26,250	+ 2 months	$26,250
Future	1997	2,200	December 2024	Cosco	December 2024	$26,250	+ 2 months	$26,250
Advance	1997	2,200	January 2025	Cosco	January 2025	$26,250	+ 2 months	$26,250
Bridge	1998	2,200	December 2024	Samudera	December 2024	$23,000	+ 6 months	$23,000
Highway	1998	2,200	July 2023	Confidential (7)	July 2023	$16,000	+1 month	$16,000
Progress C	1998	2,200	November 2024	Cosco	November 2024	$26,250	+ 2 months	$26,250

1.	Earliest date charters could expire. Most charters include options for the charterers to extend their terms as described in the “Extension Options” column.
2.	This column indicates the date through which the charter rate set forth in the column to the immediate right of such date is payable. For charters with the same charter rate throughout the fixed term of the charter, this date is the same as the charter expiration date set forth in the “Expiration of Charter” column.
3.	Gross charter rate, which does not include charter commissions.
4.	At the option of the charterer.
5.	Daily charter rate for the contracted period of minimum 6 months – maximum 12 months will be the prevailing market rate at that time for such period.
6.	Bareboat charter rate.
7.	Charterer not disclosed due to confidentiality arrangements.

The specifications of our 8 contracted vessels under construction as of May 12, 2023 are as follows:

Hull Number	Year Built	Size (TEU)	Shipyard	Expected Delivery Period	Minimum Charter Duration(1)	Charter rate(2)	Extension Options(3)
							Period	Charter Rate(2)
Hull No. C7100-7	2024	7,165	Dalian Shipbuilding Industry	2nd Quarter 2024	3 Years	$36,000	+ 4 months + 22 to 26 months	$36,000 $40,000
Hull No. C7100-8	2024	7,165	Dalian Shipbuilding Industry	3rd Quarter 2024	3 Years	$36,000	+ 4 months + 22 to 26 months	$36,000 $40,000
Hull No. HN4009	2024	8,010	Daehan Shipbuilding	1st Quarter 2024	3 Years	$42,000	+ 3 months	$42,000
Hull No. HN4010	2024	8,010	Daehan Shipbuilding	2nd Quarter 2024	3 Years	$42,000	+ 3 months	$42,000
Hull No. HN4011	2024	8,010	Daehan Shipbuilding	2nd Quarter 2024	3 Years	$42,000	+ 3 months	$42,000
Hull No. HN4012	2024	8,010	Daehan Shipbuilding	3rd Quarter 2024	3 Years	$42,000	+ 3 months	$42,000
Hull No. CV5900-07	2024	6,014	Qingdao Yangfan Shipbuilding	4th Quarter 2024	-
Hull No. CV5900-08	2025	6,014	Qingdao Yangfan Shipbuilding	2nd Quarter 2025	-

1.	Earliest period charters could expire. Most charters include options for the charterers to extend their terms as described in the “Extension Options” column.
2.	Gross charter rate, which does not include charter commissions.
3.	At the option of the charterer.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning our operations, cash flows, financial position, including with respect to vessel and other asset values, plans, objectives, goals, strategies, future events, performance or business prospects, changes and trends in our business and the markets in which we operate, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions. Although Danaos Corporation believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Danaos Corporation cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of containerized cargo, the ability and willingness of charterers to fulfill their obligations to us, charter rates for containerships, shipyards constructing our contracted newbuilding vessels, performing scrubber installations, drydocking and repairs, changing vessel crews and availability of financing, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events, including the conflict in Ukraine and related sanctions, or acts by terrorists.

Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.

DANAOS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

(Expressed in thousands of United States Dollars, except share and per share amounts)

		As of
		March 31,	December 31,
	Notes	2023	2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$359,580	$267,668
Accounts receivable, net		7,574	5,635
Inventories		15,692	16,099
Prepaid expenses		1,472	1,312
Due from related parties	14	31,919	34,002
Other current assets	6	53,548	47,805
Total current assets		469,785	372,521
NON-CURRENT ASSETS
Fixed assets at cost, net of accumulated depreciation of $1,213,931 (2022: $1,182,402)	4	2,691,699	2,721,494
Advances for vessels under construction	4	194,738	190,736
Deferred charges, net	5	31,461	25,554
Investments in affiliates	3	1,675	-
Other non-current assets	6	91,964	89,923
Total non-current assets		3,011,537	3,027,707
Total assets		$3,481,322	$3,400,228

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$23,470	$24,505
Accrued liabilities	7	17,062	21,362
Current portion of long-term debt, net	8	27,500	27,500
Current portion of long-term leaseback obligation, net	4	65,594	27,469
Unearned revenue		99,678	111,149
Other current liabilities	14	19,576	16,422
Total current liabilities		252,880	228,407

LONG-TERM LIABILITIES
Long-term debt, net	8	396,003	402,440
Long-term leaseback obligation, net of current portion	4	-	44,542
Unearned revenue, net of current portion		95,242	111,564
Other long-term liabilities	14	46,960	52,861
Total long-term liabilities		538,205	611,407
Total liabilities		791,085	839,814

Commitments and Contingencies	10

STOCKHOLDERS’ EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of March 31, 2023 and December 31, 2022)	11	-	-
Common stock (par value $0.01, 750,000,000 common shares authorized as of March 31, 2023 and December 31, 2022. 25,155,938 and 25,155,928 shares issued as of March 31, 2023 and December 31, 2022; and 20,309,212 and 20,349,702 shares outstanding as of March 31, 2023 and December 31, 2022)	11	203	203
Additional paid-in capital		745,914	748,109
Accumulated other comprehensive loss	9	(73,130)	(74,209)
Retained earnings		2,017,250	1,886,311
Total stockholders’ equity		2,690,237	2,560,414
Total liabilities and stockholders’ equity		$3,481,322	$3,400,228

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Expressed in thousands of United States Dollars, except share and per share amounts)

		Three months ended
		March 31,
	Notes	2023	2022
OPERATING REVENUES	12	$243,574	$229,901

OPERATING EXPENSES
Voyage expenses	14	(7,883)	(7,189)
Vessel operating expenses		(40,639)	(39,164)
Depreciation and amortization of right-of-use assets		(31,529)	(33,359)
Amortization of deferred drydocking and special survey costs	5	(3,835)	(2,720)
General and administrative expenses	14	(6,845)	(7,391)
Gain on sale of vessels	4	1,639	-
Income From Operations		154,482	140,078

OTHER INCOME (EXPENSES):
Interest income		2,723	1
Interest expense		(6,722)	(17,114)
Gain on investments	6	-	99,539
Dividend income	6	-	122,178
Equity loss on investments	3	(2,588)	-
Other finance expenses		(976)	(605)
Other income/(expenses), net		175	499
Loss on derivatives	9	(893)	(893)
Total Other Income/(Expenses), net		(8,281)	203,605

Income before income taxes		146,201	343,683
Income taxes	6	-	(12,218)
Net Income		$146,201	$331,465

EARNINGS PER SHARE
Basic earnings per share		$7.18	$16.02
Diluted earnings per share		$7.18	$16.00
Basic weighted average number of common shares (in thousands)	13	20,349	20,697
Diluted weighted average number of common shares (in thousands)	13	20,349	20,717

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)

(Expressed in thousands of United States Dollars)

		Three months ended
		March 31,
	Notes	2023	2022
Net income for the period		$146,201	$331,465
Other comprehensive income:
Prior service cost of defined benefit plan		186	-
Amortization of deferred realized losses on cash flow hedges	9	893	893
Total Other Comprehensive Income		1,079	893
Comprehensive Income		$147,280	$332,358

The accompanying notes are an integral part of these condensed consolidated financial statements

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (unaudited)

(Expressed in thousands of United States Dollars)

	Common Stock			Accumulated
	Number of shares	Par value	Additional paid-in capital	other comprehensive loss	Retained earnings	Total
As of December 31, 2021	20,717	$207	$770,676	$(71,455)	$1,388,595	$2,088,023
Net Income	—	—	—	—	331,465	331,465
Dividends ($0.75 per share)	—	—	—	—	(15,537)	(15,537)
Stock compensation	—	—	124	—	—	124
Net movement in other comprehensive income	—	—	—	893	—	893
As of March 31, 2022	20,717	$207	$770,800	$(70,562)	$1,704,523	$2,404,968

	Common Stock			Accumulated
	Number of shares	Par value	Additional paid-in capital	other comprehensive loss	Retained earnings	Total
As of December 31, 2022	20,350	$203	$748,109	$(74,209)	$1,886,311	$2,560,414
Net Income	—	—	—	—	146,201	146,201
Dividends ($0.75 per share)	—	—	—	—	(15,262)	(15,262)
Repurchase of common stock	(41)	—	(2,196)	—	—	(2,196)
Issuance of common stock	—	—	1	—	—	1
Net movement in other comprehensive income	—	—	—	1,079	—	1,079
As of March 31, 2023	20,309	$203	$745,914	$(73,130)	$2,017,250	$2,690,237

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Expressed in thousands of United States Dollars)

		Three months ended
		March 31,
	Notes	2023	2022
Cash Flows from Operating Activities
Net income		$146,201	$331,465

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization of right-of-use assets		31,529	33,359
Amortization of deferred drydocking and special survey costs		3,835	2,720
Amortization of assumed time charters		(6,536)	(16,651)
Amortization of finance costs		693	2,543
Debt discount amortization		-	828
Gain on investments		-	(99,539)
Payments for drydocking and special survey costs deferred		(9,742)	(9,255)
Gain on sale of vessels		(1,639)	-
Equity loss on investments		2,588	-
Prior service cost and periodic cost		492	-
Stock based compensation		-	124
Amortization of deferred realized losses on interest rate swaps		893	893
(Increase)/Decrease in
Accounts receivable		(1,939)	(15)
Inventories		407	193
Prepaid expenses		(160)	106
Due from related parties		2,083	(851)
Other assets, current and non-current		(11,124)	(132,865)
Increase/(Decrease) in
Accounts payable		(1,035)	2,793
Accrued liabilities		(4,050)	2,848
Unearned revenue, current and long-term		(21,257)	(6,069)
Other liabilities, current and long-term		(3,645)	6,837
Net Cash provided by Operating Activities		127,594	119,464
Cash Flows from Investing Activities
Vessels additions and advances		(5,736)	(2,043)
Proceeds/Advances for sale of vessels		3,914	13,000
Investments in affiliates		(4,263)	-
Net Cash provided by/(used in) Investing Activities		(6,085)	10,957
Cash Flows from Financing Activities
Payments of long-term debt		(6,875)	(24,300)
Payments of leaseback obligation		(6,629)	(16,293)
Dividends paid		(15,262)	(15,535)
Repurchase of common stock		(581)	-
Payments of accumulated accrued interest		-	(1,435)
Finance costs		(250)	(3,950)
Net Cash used in Financing Activities		(29,597)	(61,513)
Net Increase in cash, cash equivalents and restricted cash		91,912	68,908
Cash, cash equivalents and restricted cash at beginning of period	15	267,668	129,756
Cash, cash equivalents and restricted cash at end of period	15	$359,580	$198,664
Supplemental information: Cash paid for interest, net of amounts capitalized		11,534	20,120

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	Basis of Presentation and General Information

The accompanying condensed consolidated financial statements (unaudited) have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of Danaos Corporation and its subsidiaries (“Danaos” or the “Company”), is the United States Dollar.

Danaos Corporation, formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. The authorized capital stock of Danaos Corporation is 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 11, “Stockholders’ Equity”. The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships that are under the exclusive management of a related party of the Company.

In the opinion of management, the accompanying condensed consolidated financial statements (unaudited) of Danaos and subsidiaries contain all adjustments necessary to state fairly, in all material respects, the Company’s condensed consolidated financial position as of March 31, 2023, the condensed consolidated results of operations for the three months ended March 31, 2023 and 2022 and the condensed consolidated cash flows for the three months ended March 31, 2023 and 2022. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Danaos’ Annual Report on Form 20-F for the year ended December 31, 2022. The results of operations for the three months ended March 31, 2023, are not necessarily indicative of the results to be expected for the full year. The year-end condensed consolidated balance sheet data was derived from annual financial statements. These condensed consolidated financial statements do not include all disclosures required by accounting principles generally accepted in the United States of America.

The condensed consolidated financial statements (unaudited) have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the condensed consolidated balance sheets and condensed consolidated statements of income, comprehensive income, cash flows and stockholders’ equity at and for each period since their respective incorporation dates.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1	Basis of Presentation and General Information (Continued)

As of March 31, 2023, Danaos included the vessel owning companies (the “Danaos Subsidiaries”) listed below. All vessels are container vessels:

Company	Date of Incorporation	Vessel Name	Year Built	TEU(1)
Megacarrier (No. 1) Corp.	September 10, 2007	Hyundai Honour	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hyundai Respect	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Hyundai Smart	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Hyundai Speed	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Hyundai Ambition	2012	13,100
CellContainer (No. 6) Corp.	October 31, 2007	Express Berlin	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Express Rome	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Express Athens	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	Pusan C	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	Le Havre	2006	9,580
Oceancarrier (No. 2) Corp.	October 15, 2020	Bremen	2009	9,012
Oceancarrier (No. 3) Corp.	October 15, 2020	C Hamburg	2009	9,012
Blackwell Seaways Inc.	January 9, 2020	Niledutch Lion	2008	8,626
Oceancarrier (No. 1) Corp.	February 19, 2020	Kota Manzanillo	2005	8,533
Springer Shipping Co.	April 29, 2019	Belita	2006	8,533
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Oceanew Shipping Ltd.	January 14, 2002	Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	America	2004	8,468
Rewarding International Shipping Inc.	October 1, 2019	Kota Santos	2005	8,463
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	Racine (ex CMA CGM Racine)	2010	6,500
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere	2009	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Kingsland International Shipping Limited	June 26, 2015	Catherine C (2)	2001	6,422
Leo Shipping and Trading S.A.	October 29, 2015	Leo C (2)	2002	6,422
Actaea Company Limited	October 14, 2014	Zim Savannah	2002	6,402
Asteria Shipping Company Limited	October 14, 2014	Dimitra C	2002	6,402
Averto Shipping S.A.	June 12, 2015	Suez Canal	2002	5,610
Sinoi Marine Ltd.	June 12, 2015	Kota Lima	2002	5,544
Oceancarrier (No. 4) Corp.	July 6, 2021	Wide Alpha	2014	5,466
Oceancarrier (No. 5) Corp.	July 6, 2021	Stephanie C	2014	5,466
Oceancarrier (No. 6) Corp.	July 6, 2021	Maersk Euphrates	2014	5,466
Oceancarrier (No. 7) Corp.	July 6, 2021	Wide Hotel	2015	5,466
Oceancarrier (No. 8) Corp.	July 6, 2021	Wide India	2015	5,466
Oceancarrier (No. 9) Corp.	July 6, 2021	Wide Juliet	2015	5,466
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	Dalian	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Paolo (ex Zim Sao Paolo)	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Zim Kingston	2008	4,253
Seacarriers Services Inc.	June 28, 2005	Seattle C	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	Tongala	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1	Basis of Presentation and General Information (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU(1)
Boulevard Shiptrade S.A	September 12, 2013	Dimitris C	2001	3,430
CellContainer (No. 4) Corp.	March 23, 2007	Express Spain	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Express Black Sea	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Express Argentina	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Express Brazil	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Express France	2010	3,400
Wellington Marine Inc.	January 27, 2005	Singapore	2004	3,314
Auckland Marine Inc.	January 27, 2005	Colombo	2004	3,314
Vilos Navigation Company Ltd.	May 30, 2013	Zebra	2001	2,602
Trindade Maritime Company	April 10, 2013	Amalia C (3)	1998	2,452
Sarond Shipping Inc.	January 18, 2013	Artotina	2001	2,524
Speedcarrier (No. 7) Corp.	December 6, 2007	Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Progress C	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Bridge	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Phoenix D	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Sprinter	1997	2,200
Vessels under construction
Boxsail (No. 1) Corp.	March 4, 2022	Hull No. C7100-7	2024	7,165
Boxsail (No. 2) Corp.	March 4, 2022	Hull No. C7100-8	2024	7,165
Teushipper (No. 1) Corp.	March 14, 2022	Hull No. HN4009	2024	8,010
Teushipper (No. 2) Corp.	March 14, 2022	Hull No. HN4010	2024	8,010
Teushipper (No. 3) Corp.	March 14, 2022	Hull No. HN4011	2024	8,010
Teushipper (No. 4) Corp.	March 14, 2022	Hull No. HN4012	2024	8,010

(1)	Twenty-feet equivalent unit, the international standard measure for containers and containership capacity.
(2)	The Company completed the sale of the Catherine C and the Leo C in November 2022.
(3)	The Company held the Amalia C for sale as of December 31, 2022 and completed the sale in January 2023.

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on the Company’s business, financial performance and the results of its operations, including due to decreased demand for global seaborne container trade and containership charter rates, mainly experienced in the first half of 2020. The extent of the impact will depend largely on future developments. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

Impact of the war in Ukraine on the Company’s Business

As disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 9, 2023, the current conflict between Russia and Ukraine, and related sanctions imposed by the U.S., EU and others, adversely affect the crewing operations of the Company’s Manager, which has crewing offices in St. Petersburg, Odessa and Mariupol (damaged by the war), and trade patterns involving ports in the Black Sea or Russia, and as well as impacting world energy supply and creating uncertainties in the global economy, which in turn impact containership demand. The extent of the impact will depend largely on future developments.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2	Significant Accounting Policies

For a detailed discussion about the Company’s significant accounting policies, see Note 2 “Significant Accounting Policies” in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 9, 2023. During the three months ended March 31, 2023, there were no significant changes made to the Company’s significant accounting policies.

3	Investments in Affiliates

In March 2023, the Company invested $4.3 million in the common shares of a newly established company Carbon Termination Technologies Corporation (“CTTC”), incorporated in the Republic of the Marshall Islands, which represents the Company’s 49% ownership interest. CTTC currently engages in research and development of decarbonization technologies for the shipping industry. Equity method of accounting is used for this investment. The Company’s share of CTTC’s initial expenses amounted to $2.6 million and is presented under “Equity loss on investments” in the condensed consolidated statement of income in the three months ended March 31, 2023.

4	Fixed Assets, net & Advances for Vessels under Construction

On April 1, 2022, the Company entered into contracts, as amended on April 21, 2022, for the construction of four 8,000 TEU container vessels for an aggregate purchase price of $372.7 million, out of which $145.9 million was advanced in 2022 and $226.8 million is expected to be paid at vessels delivery in 2024. On March 11, 2022, the Company entered into contracts for the construction of two 7,100 TEU container vessels for an aggregate purchase price of $156.0 million, out of which $39.0 million was advanced in 2022, $31.2 million is expected to be paid until December 31, 2023 and $85.8 million in 2024. Additionally, a supervision fee of $725 thousand per newbuilding vessel will be payable to Danaos Shipping Company Limited over the construction period. Interest expense amounting to $5.0 million was capitalized to the vessels under construction in the year ended December 31, 2022 and $3.5 million in the three months ended March 31, 2023.

4	Fixed Assets, net & Advances for Vessels under Construction (Continued)

On December 23, 2022, the Company entered into an agreement to sell the vessel Amalia C for an aggregate gross consideration of $5.1 million, which was delivered to its buyers in January 2023 resulting in a $1.6 million gain separately presented under “Gain on sale of vessels” in the condensed consolidated statement of income. The vessel was presented as held for sale under “Other current assets” and a $1.0 million advance payment received for sale of the vessel was presented under “Other current liabilities” as of December 31, 2022. On January 17, 2022, the Company entered into agreement to sell its vessels Catherine C and Leo C for aggregate gross consideration of $130.0 million, out of which $13.0 million was advanced by the buyer in the three months ended March 31, 2022. The vessels were delivered to their buyers in November 2022 resulting in a $37.2 million gain.

The Company assumed time charter liabilities related to its acquisition of vessels in the second half of 2021. The amortization of these assumed time charters amounted to $6.5 million and $16.7 million in the three months ended March 31, 2023 and March 31, 2022, respectively and is presented under “Operating revenues” in the condensed consolidated statement of income. The aggregate future amortization of the assumed time charters as of March 31, 2023 is as follows (in thousands):

Amortization by 12-months period ended:
March 31, 2024	$18,184
March 31, 2025	1,036
Total	19,220
Less: Current portion	(18,184)
Total non-current portion	$1,036

The amount of $18.2 million is presented under current “Unearned revenue” and $1.0 million under “Unearned revenue, net of current portion” in the condensed consolidated balance sheet as of March 31, 2023.

The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $484.3 million and $487.3 million as of March 31, 2023 and as of December 31, 2022, respectively. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap prices. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

On May 12, 2020, the Company refinanced the existing leaseback obligation related to the vessels Hyundai Honour and Hyundai Respect with a new sale and leaseback arrangement with Oriental Fleet International Company Limited (“Oriental Fleet”) amounting to $139.1 million with a four years term, at the end of which the Company will reacquire these vessels for an aggregate amount of $36.0 million or earlier, at the Company’s option, for a purchase price set forth in the agreement. This arrangement did not qualify for a sale of the vessels and the net proceeds were recognized as a financial leaseback liability. In January 2023, the Company gave early termination notice to Oriental Fleet about its intention to fully repay its outstanding leaseback obligation related to these two vessels by May 12, 2023. The total leaseback obligation amounting to $66.3 million is therefore presented under “Current portion of long-term leaseback obligations” net of $0.7 million deferred finance costs in the condensed consolidated balance sheet as of March 31, 2023. Under this lease arrangement, the Company is required to be in compliance with the same financial covenants as required by the senior secured facilities – see Note 8 “Long-Term Debt, net”. The carrying value of the two vessels subject to leasing obligations amounted to $245.3 million as of March 31, 2023.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5	Deferred Charges, net

Deferred charges, net consisted of the following (in thousands):

Drydocking and Special Survey Costs
As of January 1, 2022	$11,801
Additions	29,939
Write-off	(4,016)
Amortization	(12,170)
As of December 31, 2022	25,554
Additions	9,742
Amortization	(3,835)
As of March 31, 2023	$31,461

The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with accounting for planned major maintenance activities, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Furthermore, when a vessel is drydocked for more than one reporting period, the respective costs are identified and recorded in the period in which they were incurred and not at the conclusion of the drydocking.

6	Other Current and Non-current Assets

Other current and non-current assets consisted of the following (in thousands):

	As of	As of
	March 31, 2023	December 31, 2022
Straight-lining of revenue	$30,097	$22,007
Claims receivable	15,070	15,169
Vessel held for sale	-	3,297
Other assets	8,381	7,332
Total current assets	$53,548	$47,805

Straight-lining of revenue	$85,957	$83,873
Other non-current assets	6,007	6,050
Total non-current assets	$91,964	$89,923

The Company’s shareholding interest in ZIM of 7,186,950 ordinary shares was fair valued at $423.0 million and presented under “Other current assets” in the condensed consolidated balance sheet as of December 31, 2021, based on the closing price of ZIM ordinary shares on the NYSE on that date. In April 2022, the Company sold 1,500,000 ordinary shares of ZIM resulting in net proceeds of $85.3 million. All the remaining shareholding interest of 5,686,950 ordinary shares were sold for $161.3 million in September 2022. For the three months ended March 31, 2022, the Company recognized $99.5 million of gain on these shares compared to none in the three months ended March 31, 2023. These gain is reflected under “Gain on investments” in the condensed consolidated statement of income. Additionally, the Company recognized dividend income on these shares amounting to $122.2 million in the three months period ended March 31, 2022 gross of withholding taxes compared to none in the three months ended March 31, 2023. Withholding taxes amounting to $12.2 million were recognized on dividend income under “Income taxes” in the condensed consolidated statement of income in the three months ended March 31, 2022.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7	Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of	As of
	March 31, 2023	December 31, 2022
Accrued interest	$2,749	$8,267
Accrued dry-docking expenses	3,391	2,332
Accrued expenses	10,922	10,763
Total	$17,062	$21,362

Accrued expenses mainly consisted of accruals related to the operation of the Company’s fleet as of March 31, 2023 and December 31, 2022.

8	Long-Term Debt, net

Long-term debt, net consisted of the following (in thousands):

Credit Facility	Balance as of March 31, 2023	Balance as of December 31, 2022
BNP Paribas/Credit Agricole $130 mil. Facility	$115,000	$120,000
Alpha Bank $55.25 mil. Facility	53,375	55,250
Citibank $382.5 mil. Revolving Credit Facility	–	–
Senior unsecured notes	262,766	262,766
Total long-term debt	$431,141	$438,016
Less: Deferred finance costs, net	(7,638)	(8,076)
Less: Current portion	(27,500)	(27,500)
Total long-term debt net of current portion and deferred finance cost	$396,003	$402,440

In June 2022, the Company drew down $130.0 million of senior secured term loan facility from BNP Paribas and Credit Agricole, which is secured by six 5,466 TEU sister vessels acquired in 2021. This facility is repayable in eight quarterly instalments of $5.0 million, twelve quarterly instalments of $1.9 million together with a balloon payment of $67.2 million payable over five-year term. The facility bears interest at SOFR plus a margin of 2.16% as adjusted by the sustainability margin adjustment.

In December 2022, the Company early extinguished the remaining $437.75 million of the Citibank/Natwest $815 mil. Facility and replaced it with Citibank of up to $382.5 mil. Revolving Credit Facility, out of which nil is drawn down as of March 31, 2023 and with Alpha Bank $55.25 mil. Facility, which was drawn down in full. Citibank $382.5 mil. Revolving Credit Facility is reducing and repayable over 5 years in 20 quarterly reductions of $11.25 million each together with a final reduction of $157.5 million at maturity in December 2027. This facility bears interest at SOFR plus a margin of 2.0% and commitment fee of 0.8% on any undrawn amount and is secured by sixteen of the Company’s vessels. Alpha Bank $55.25 mil. Facility is repayable over 5 years with 20 consecutive quarterly instalments of $1.875 million each, together with a balloon payment of $17.75 million at maturity in December 2027. This facility bears interest at SOFR plus a margin of 2.3% and is secured by two of the Company’s vessels.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8	Long-Term Debt, net (Continued)

The Company incurred interest expense amounting to $9.5 million (including interest on leaseback obligations), out of which $3.5 million was capitalized in the three months ended March 31, 2023 compared to $13.7 million of interest expense incurred (including interest on leaseback obligations) and none capitalized in the three months ended March 31, 2022. As of March 31, 2023, there was a $371.25 million remaining borrowing availability under the Company’s Citibank $382.5 mil. Revolving Credit Facility. Twenty-four of the Company’s vessels having a net carrying value of $1,573.9 million as of March 31, 2023, were subject to first preferred mortgages as collateral to the Company’s credit facilities other than its senior unsecured notes.

On February 11, 2021, the Company issued in a private placement, $300.0 million aggregate principal amount of senior unsecured notes, which bear interest at a fixed rate of 8.50% per annum and mature on March 1, 2028. At any time on or after March 1, 2024, March 1, 2025 and March 1, 2026 the Company may elect to redeem all or any portion of the notes, respectively, at a price equal to 104.25%, 102.125% and 100%, respectively, of the principal amount being redeemed. Prior to March 1, 2024 the Company may redeem up to 35% of the aggregate principal of the notes from equity offering proceeds at a price equal to 108.50% within 90 days after the equity offering closing. In December 2022, the Company repurchased $37.2 million aggregate principal amount of its unsecured senior notes in a privately negotiated transaction. Interest payments on the notes are payable semi-annually commencing on September 1, 2021. $9.0 million of bond issuance costs were deferred over the life of the bond and recognized through the effective interest method.

The scheduled debt maturities of long-term debt subsequent to March 31, 2023 are as follows (in thousands):

Payments due by period ended	Principal repayments
March 31, 2024	$27,500
March 31, 2025	18,200
March 31, 2026	15,100
March 31, 2027	15,100
March 31, 2028	355,241
Total long-term debt	$431,141

Alpha Bank $55.25 mil. Facility and Citibank $382.5 mil. Revolving Credit Facility contain a requirement to maintain minimum fair market value of collateral vessels to loan value coverage of 120% and the BNP Paribas/Credit Agricole $130 mil. Facility of 125%. Additionally, these facilities require to maintain the following financial covenants:

(i)          minimum liquidity of $30.0 million;

(ii)         maximum consolidated debt (less cash and cash equivalents) to consolidated EBITDA ratio of 6.5x; and

(iii)        minimum consolidated EBITDA to net interest expense ratio of 2.5x.

Each of the credit facilities except for senior unsecured notes are collateralized by first preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels, stock pledges and benefits from corporate guarantees. The Company was in compliance with the financial covenants contained in the credit facilities agreements as of March 31, 2023 and December 31, 2022.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9	Financial Instruments

The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s condensed consolidated financial statements.

Interest Rate Risk: Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas.

Fair Value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities (excluding long-term bank loans and certain other non-current assets) approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of senior unsecured notes is measured based on quoted market prices.

a. Interest Rate Swap Hedges

The Company currently has no outstanding interest rate swaps agreements. However, in the past years, the Company entered into interest rate swap agreements with its lenders in order to manage its floating rate exposure. Certain variable-rate interests on specific borrowings were associated with vessels under construction and were capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts related to realized gains or losses on cash flow hedges that have been entered into and qualified for hedge accounting, in order to hedge the variability of that interest, were recognized in accumulated other comprehensive loss and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $0.9 million was reclassified into earnings for the three months ended March 31, 2023 and 2022, representing its amortization over the depreciable life of the vessels. An amount of $3.6 million is expected to be reclassified into earnings within the next 12 months.

b. Fair Value of Financial Instruments

The Company determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy.

Level I: Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of March 31, 2023 and December 31, 2022.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9	Financial Instruments (Continued)

The estimated fair values of the Company’s financial instruments are as follows:

	As of March 31, 2023		As of December 31, 2022
	Book Value	Fair Value	Book Value	Fair Value

	(in thousands of $)
Cash and cash equivalents	$359,580	$359,580	$267,668	$267,668
Secured long-term debt, including current portion(1)	$168,375	$168,375	$175,250	$175,250
Unsecured long-term debt(1)	$262,766	$256,197	$262,766	$255,868

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of March 31, 2023:

	Fair Value Measurements as of March 31, 2023
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
Cash and cash equivalents	$359,580	$359,580	$—	$—
Secured long-term debt, including current portion(1)	$168,375	$—	$168,375	$—
Unsecured long-term debt(1)	$256,197	$256,197	$—	$—

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2022:

	Fair Value Measurements as of December 31, 2022
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
Cash and cash equivalents	$267,668	$267,668	$—	$—
Secured long-term debt, including current portion(1)	$175,250	$—	$175,250	$—
Unsecured long-term debt(1)	$255,868	$255,868	$—	$—

(1)	Secured and unsecured long-term debt, including current portion is presented gross of deferred finance costs of $7.6 million and $8.1 million as of March 31, 2023 and December 31, 2022, respectively. The fair value of the Company’s secured debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10	Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business.

The Company has outstanding commitments under vessel construction contracts and buyback obligations related to the sale and leaseback arrangements as of March 31, 2023, see the Note 4 “Fixed Assets, net & Advances for Vessels under Construction” and Note 16 “Subsequent Events”.

11	Stockholders’ Equity

In the period ended March 31, 2023, the Company declared a dividend of $0.75 per share of common stock amounting to $15.3 million, which was paid on March 14, 2023. In the period ended March 31, 2022, the Company declared a dividend of $0.75 per share of common stock amounting to $15.5 million, which was paid on February 28, 2022. The Company issued 10 and 25 shares of common stock pursuant to its dividends reinvestment plan in the periods ended March 31, 2023 and March 31, 2022, respectively.

In June 2022, the Company announced a share repurchase program of up to $100 million of the Company’s common stock. The Company had repurchased 466,955 shares of the Company’s common stock in the open market for $28.6 million until December 31, 2022. In the three months ended March 31, 2023, the Company repurchased an additional 40,500 shares for $2.2 million, out of which 29,700 shares valued at $1.6 million remained unsettled as of March 31, 2023. Subsequent to March 31, 2023, the Company repurchased an additional 176,434 shares of its common stock in the open market for $9.8 million.

As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of the Manager’s employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company’s common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods.

On March 16, 2021, the Company granted 40,000 shares to certain employees of the Manager, out of which 10,000 fully vested on the grant date, 1,050 were forfeited and 9,650 restricted shares vested on December 31, 2021. An additional 224 restricted shares were forfeited in the year ended December 31, 2022 and the remaining 19,076 restricted shares vested on December 31, 2022. On December 14, 2022, the Company granted 100,000 fully vested shares to executive officers. The fair value of shares granted was calculated based on the closing trading price of the Company’s shares at the grant date. Stock based compensation expenses of nil and $0.1 million were recognized under “General and administrative expenses” in the condensed consolidated statements of income in the three months period ended March 31, 2023 and March 31, 2022, respectively. No restricted stock are issued and outstanding as of March 31, 2023 and December 31, 2022, respectively.

The aggregate number of shares of common stock for which awards may be granted under the Plan shall not exceed 1,000,000 shares plus the number of unvested shares granted before August 2, 2019. The equity awards may be granted by the Company’s Compensation Committee or Board of Directors under its amended and restated 2006 equity compensation plan. Awards made under the Plan that have been forfeited, cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11	Stockholders’ Equity (Continued)

The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, directors may elect to receive in Common Stock all or a portion of their compensation. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. During the three months ended March 31, 2023 and March 31, 2022, none of the directors elected to receive their compensation in Company shares.

12	Lease Arrangements

Charters-out

As of March 31, 2023, the Company generated operating revenues from its 68 vessels on time charters or bareboat charter agreements, with remaining terms ranging from less than one year to June 2028. Under the terms of the charter party agreements, most charterers have options to extend the duration of contracts ranging from less than one year to three years after the expiration of the contract. The Company determines fair value of its vessels at the lease commencement date and at the end of lease term for lease classification with the assistance from valuations obtained by third party independent shipbrokers. The Company manages its risk associated with the residual value of its vessels after the expiration of the charter party agreements by seeking multi-year charter arrangements for its vessels.

In May 2022, the Company received $238.9 million of charter hire prepayment related to charter contracts for 15 of the Company’s vessels, representing partial prepayment of charter hire payable up to January 2027. This charter hire prepayment is recognized in revenue through the remaining period of each charter party agreement, in addition to the contracted future minimum payments reflected in the below table. The future minimum payments, expected to be received on non-cancellable time charters and bareboat charters classified as operating leases consisted of the following as of March 31, 2023 (in thousands):

Remainder of 2023	$611,982
2024	625,500
2025	352,442
2026	193,725
2027	145,562
2028	33,998
Total future rentals	$1,963,209

Rentals from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the future minimum rentals, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13	Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended
	March 31, 2023	March 31, 2022

	(in thousands)
Numerator:
Net income	$146,201	$331,465

Denominator (number of shares in thousands):
Basic weighted average common shares outstanding	20,349	20,697
Effect of dilutive securities:
Dilutive effect of non-vested shares	-	20
Diluted weighted average common shares outstanding	20,349	20,717

14	Related Party Transactions

Management fees to Danaos Shipping Company Limited (“the Manager”) amounted to $5.2 million and $5.4 million in the three months ended March 31, 2023 and 2022, respectively, and are presented under “General and administrative expenses” in the condensed consolidated statements of income.

Commissions to the Manager amounted to $2.8 million and $2.4 million in the three months ended March 31, 2023 and 2022, respectively and are presented under “Voyage expenses” in the condensed consolidated statements of income. Commission of 0.5% on the contract price of the vessel sold in January 2023 amounted to $25.6 thousand and is presented under “Gain on sale of vessels”. Additionally, supervision fees for vessels under construction totaling $0.4 million were charged by the Manager and capitalized to vessels under construction costs in the three months ended March 31, 2023.

The balance “Due from related parties” in the condensed consolidated balance sheets totaling $31.9 million and $34.0 million as of March 31, 2023 and December 31, 2022, respectively, represents advances to the Manager on account of the vessels’ operating and other expenses. Advances related to a defined benefit executive retirement plan amounting to $6.8 million and presented under “Other current liabilities” as of December 31, 2022 were fully paid in the three months ended March 31, 2023. The remaining defined benefit obligation of $6.8 million and $6.4 million is presented under “Other long-term liabilities” as of March 31, 2023 and December 31, 2022, respectively. The Company recognized prior service cost and periodic cost of this defined benefit executive retirement plan amounting to $0.5 million and nil in the three months ended March 31, 2023 and March 31, 2022, respectively. An amount of nil and $0.1 million as of March 31, 2023 and December 31, 2022, respectively, was due to executive officers and is presented under “Accounts payable” in the condensed consolidated balance sheets.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15	Cash, Cash Equivalents and Restricted Cash

Cash, cash equivalents and restricted cash consisted of the following (in thousands):

	As of	As of	As of	As of
	March 31, 2023	December 31, 2022	March 31, 2022	December 31, 2021
Cash and cash equivalents	$359,580	$267,668	$185,317	$129,410
Restricted cash, current	-	-	13,347	346
Total	$359,580	$267,668	$198,664	$129,756

The Company was required to maintain cash on retention account as collateral for the then upcoming scheduled debt payments related to the now repaid Eurobank $30 mil. Facility, which was recorded in restricted cash under current assets as of March 31, 2022 and December 31, 2021. Additionally, the Company received an advance payment for sale of the vessels of $13.0 million, which was held on an escrow account under current assets as of March 31, 2022.

16	Subsequent Events

The Company has declared a dividend of $0.75 per share of common stock payable on June 7, 2023, to holders of record on May 26, 2023.

On April 28, 2023, the Company entered into contracts for the construction of two 6,000 TEU container vessels. The vessels are expected to be delivered in the fourth quarter of 2024 and second quarter of 2025, respectively.

On May 12, 2023, the Company made an early prepayment of its outstanding leaseback obligations related to two of the Company’s vessels, which amounted to $66.3 million as of March 31, 2023.

Subsequent to March 31, 2023, the Company repurchased 176,434 shares of its common stock in the open market for $9.8 million under its previously announced share repurchase program.